                                               FILED PURSUANT TO RULE 424(b)(3)
                                               REGISTRATION NO. 333-91893
PROSPECTUS

                                 901,510 SHARES

                             HA-LO INDUSTRIES, INC.

                                  COMMON STOCK
                            (NO PAR VALUE PER SHARE)

     This prospectus relates to 901,510 shares of HA-LO common stock that may be offered for sale or otherwise transferred from time to time by the selling shareholders identified in this prospectus. The aggregate net proceeds to the selling shareholders from the sale of the shares of HA-LO common stock will equal the sales price of such shares of common stock, less any commissions. See "Plan of Distribution." We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders. The expenses incurred in registering the 901,510 shares of common stock, including legal and accounting fees, will be paid by us.

     All of the 901,510 shares of common stock offered hereby were acquired by the selling shareholders from us in connection with our December 1998 acquisition of an advertising specialty business. All of the shares offered hereby will be available immediately for sale hereunder. See "Selling Shareholders."

     Our common stock is listed on the New York Stock Exchange under the symbol "HMK." The last reported sale price of our common stock on November 29, 1999 on the New York Stock Exchange was $6 1/8 per share.

     Our principal executive offices are located at 5980 West Touhy Avenue, Niles, Illinois 60714, and our telephone number is (847) 647-2300.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                   ----------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                       The date of this Prospectus is December 10, 1999.

                 -----------------------------------------------
                 -----------------------------------------------

     YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER WE NOR THE SELLING SHAREHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THE PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                   ----------

                                TABLE OF CONTENTS

RISK FACTORS.......................................   3

THE COMPANY........................................   5

USE OF PROCEEDS....................................   6

SELLING SHAREHOLDERS...............................   6

PLAN OF DISTRIBUTION...............................   7

LEGAL MATTERS......................................   8

EXPERTS............................................   9

WHERE TO FIND MORE INFORMATION.....................   9

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE....  10


                                  RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK, NO PAR VALUE PER SHARE (THE "COMMON STOCK").

DIFFICULTIES OF MANAGING RAPID GROWTH

     We have experienced rapid growth over the past several years as a result of internal growth and acquisitions; continued rapid growth can be expected to place significant demands on our management and resources. If we are unable to manage growth effectively, our business, results of operations or financial condition could be materially adversely affected. We can give you no assurance that we will be able to successfully integrate acquired businesses into our existing operations, realize the intended benefits of such acquisitions, or retain sales representatives and key employees previously associated with acquired businesses.

QUARTERLY FLUCTUATIONS IN SALES AND EARNINGS; FOURTH QUARTER CONCENTRATION

     Some of our customers tend to utilize a greater portion of their advertising and promotional budgets in the latter half of the year, which historically has resulted and may continue to result in a disproportionately large share of our net sales being recognized in the fourth quarter. We incur general and administrative expenses evenly throughout the year, which historically has resulted and may continue to result in a disproportionate share of our net income being reported in the fourth quarter. In addition, the timing of and method of accounting used to report the results of operations of acquired businesses may cause substantial fluctuations in our operating results from quarter to quarter. Therefore, the operating results for one quarter may not be a reliable indicator of the results to be expected in any future quarter.

DEPENDENCE UPON SALES REPRESENTATIVES AND KEY PERSONNEL

     Our success is largely attributable to our ability to attract, motivate and retain high quality sales representatives. Our sales force currently consists of approximately 750 core sales representatives. We are not dependent upon any one or any affiliated group of sales representatives for a material amount of our revenues; however, when a sales representative's relationship with us terminates, customers serviced by such representative may cease to purchase our products. We can give you no assurance that we will not experience a significant turnover rate in the future. In addition, our success has been the result, in large part, of the skills and efforts of our senior management. Our success and continued growth will depend on our ability to recruit, hire, motivate and retain other highly qualified managerial personnel, including personnel previously employed by or associated with businesses acquired by us. The loss of one or several members of our senior management or our inability to attract and retain highly qualified managerial personnel could have a material adverse effect on our business, future growth, results of operations or financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     We currently have offices in North America, Europe and Asia, and an important component of our growth strategy is to expand our international distribution capabilities. We seek to acquire additional international businesses to further enhance our abilities to meet the needs of our multi-national clients; however, we can give you no assurance that we will be able successfully to identify suitable international acquisition candidates, acquire such candidates on economically favorable terms or integrate acquired businesses into our existing operations. In addition, there are certain risks inherent in conducting international business, including exposure to currency fluctuations, longer collection cycles, compliance with foreign laws, unexpected changes in regulatory requirements, staffing and managing foreign operations, political instability, currency control laws and potentially adverse tax consequences. We can give you no assurance that one or more of such factors will not have a material adverse effect on our existing international operations and on our international expansion plans.

COMPETITION

     The promotional products industry is highly fragmented and competitive, with few barriers to entry. We believe that our national and international distribution capabilities, professional sales force and complementary, value-added marketing services provide us with a competitive advantage; however, these capabilities also may result in higher administrative costs than those incurred by certain of our smaller competitors. In addition, certain of our competitors are manufacturers as well as distributors and may enjoy an advantage over us with respect to the cost of the goods they manufacture. Our existing competitors, and companies that may enter the market, may have substantially greater financial and other resources than we do. We also compete for advertising dollars with other media, such as television, radio, newspapers, magazines and billboards. We can give you no assurance that we will be able to continue to compete successfully against current and future competitors or that competitive pressures faced by us will not materially adversely affect our business, operating results and financial condition.

VOLATILITY OF STOCK PRICE

     The Common Stock historically has been subject to significant price fluctuations in response to a variety of factors, including quarterly variations in operating results, announcing acquisitions, strategic alliances and joint ventures, general conditions in the promotional products industry, and general economic and market conditions. In addition, the stock market has experienced significant price and volume fluctuations that have adversely affected the market prices of equity securities of some companies and that often have been unrelated to the operating performance of such companies.

                                   THE COMPANY

     HA-LO Industries, Inc., an Illinois corporation (the "Company" or "HA-LO"), with substantial operations in Canada and Europe, is a full service, innovative brand marketing organization whose diverse marketing disciplines, or competency groups, are centered around its client's brand. Brand marketing builds the value of the brand by connecting it with target audiences to achieve strategic marketing objectives.

     The Company's competency groups are organized into three operating segments: promotional products, marketing services and telemarketing. The marketing services segment includes promotion marketing, brand strategy and identity, presence marketing and consumer event marketing. Each one of the segments has similar products and services, production processes, types of customers, distribution methods and regulatory environments.

     COMPETENCY GROUPS INCLUDE:

     PROMOTIONAL PRODUCTS, offered by HA-LO, physically connect the brand with identified target markets and individuals through repeated exposure to merchandise that builds brand awareness, enhances brand recognition and creates brand loyalty.

     PROMOTION MARKETING, offered by Promotion Marketing LLC d/b/a UPSHOT ("UPSHOT"), connects the brand with the consumer at strategic points of contact through consumer and retail promotion, merchandising and sponsorship activation.

     BRAND STRATEGY AND IDENTITY, offered by Lipson Associates, Inc., connects a company product, service or image with a target audience by creating, revitalizing, or leveraging a brand through brand identity, design, and integrated communication programs.

     PRESENCE MARKETING, offered by HA-LO Sports & Entertainment and Events By HA-LO, connects the brand with the target audience through sports and corporate sponsorships, licensing, corporate meetings, events and sales incentive programs.

     RELATIONSHIP MARKETING, offered by UPSHOT and Market USA, Inc., connects the brand with the target audience through consumer events - including a new product sampling and brand awareness programs - and through a range of telemarketing services.

     Customers of HA-LO include AlliedSignal, America Online, Ameritech, Ford Motor Company, General Electric, General Mills, Motorola, Time Warner, the Chicago Bulls and the Green Bay Packers.

     The Company is incorporated under the laws of the State of Illinois. Its principal executive offices are located at 5980 West Touhy Avenue, Niles, Illinois 60714, and its telephone number is (847) 647-2300.

                                 USE OF PROCEEDS

     All of the 901,510 shares of Common Stock (the "Shares") are being offered by one or more of the shareholders described herein (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

     The following table sets forth with respect to the Selling Shareholders
(i) the number of Shares beneficially owned as of November 29, 1999 and prior to the offering contemplated hereby, (ii) the maximum number of Shares which may be sold in the offering pursuant to this Prospectus and (iii) the number of Shares which will be beneficially owned after the offering, assuming the sale of all Shares set forth in (ii) above:

                               BENEFICIAL OWNERSHIP                          BENEFICIAL OWNERSHIP
                                PRIOR TO OFFERING                               AFTER OFFERING
                                                              SHARES TO BE
SELLING SHAREHOLDERS         SHARES(1)         PERCENTAGE        OFFERED     SHARES      PERCENTAGE
--------------------         ---------         ----------        -------     ------      ----------
The Irving and Linda
Rubenstein Family
Revocable Trust............  1,058,967(2)         2.2%        428,322        630,645        1.3%
Ralph Rubenstein...........  1,065,967(3)         2.2%        428,322        637,645        1.3%
The I & L Rubenstein
Family Foundation..........     52,299              *          22,433         29,866          *
JANT Foundation............     43,799              *          22,433         21,366          *

---------------
* Less than 1%.

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person named above, any security which such person has the right to acquire from the Company within 60 days after the date of this Prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Does not include 52,299 shares held by The I & L Rubenstein Family Foundation, a charitable foundation of which Mr. Irving Rubenstein, a trustee of The Irving and Linda Rubenstein Family Revocable Trust, is Director and President and Linda Rubenstein, a trustee of The Irving and Linda Rubenstein Family Revocable Trust, is Director, Secretary and CFO. Also does not include 53,799 shares held by the JANT Foundation, a charitable foundation of which Mr. Irving Rubenstein is Director, Secretary and CFO.

(3) Does not include 53,799 shares held by the JANT Foundation, a charitable foundation of which Mr. Ralph Rubenstein is Director and President.

---------------

     All of the Shares offered hereby were acquired by the Selling Shareholders listed in the table above from the Company in connection with the Company's acquisition in December 1998 of an advertising specialty business, and have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for resale by the Selling Shareholders in accordance with the provisions of the acquisition agreement. Following completion of such acquisition, (i) Mr. Ralph Rubenstein became a director and President of a subsidiary of the Company and (ii) Mr. Irving Rubenstein became a director and Chief Executive Officer, Secretary and Chief Financial Officer of a subsidiary of the Company.

                             PLAN OF DISTRIBUTION

     The Company is registering the Shares on behalf of the Selling Shareholders. The Shares covered by this Prospectus may be offered and sold by the Selling Shareholders, or by purchasers, transferees, donees, pledgees or other successors in interest, directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by a Selling Shareholder or by a purchaser of the Shares on whose behalf such broker-dealer may act as agent. Sales and transfers of the Shares may be effected from time to time in one or more transactions, in private or public transactions, on the New York Stock Exchange (the "NYSE"), in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. Any or all of the Shares may be sold from time to time by means of (a) a block trade, in which a broker or dealer attempts to sell the Shares as agent but may position and resell a portion of the Shares as principal to facilitate the transaction;
(b) purchases by a broker or dealer as principal and the subsequent sale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions (which may include long or short sales) and transactions in which the broker solicits purchasers; (d) the writing (sale) of put or call options on the Shares; (e) the pledging of the Shares as collateral to secure loans, credit or other financing arrangements and, upon any subsequent foreclosure, the disposition of the Shares by the lender thereunder; and (f) any other legally available means.

     To the extent required with respect to a particular offer or sale of the Shares, a Prospectus Supplement will be filed pursuant to Section 424(b)(3) of the Securities Act and will accompany this Prospectus, to disclose (a) the number of Shares to be sold, (b) the purchase price, (c) the name of any broker, dealer or agent effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses, and (d) any other relevant information.

     The Selling Shareholders may transfer the Shares by means of gifts, donations and contributions. This Prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the Shares received by them, directly or through brokers, dealers or agents and in private or public transactions; however, if sales pursuant to this Prospectus by any such recipient could exceed 500 Shares, then a Prospectus Supplement would need to be filed pursuant to Section 424(b)(3) of the Securities Act to identify the recipient as a Selling Shareholder and disclose any other relevant information. Such Prospectus Supplement would be required to be delivered, together with this Prospectus, to any purchaser of such Shares.

     In connection with distributions of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with brokers, dealers or other financial institutions. In connection with such transactions, brokers, dealers or other financial institutions may engage in short sales of the Company's

Common Stock in the course of hedging the positions they assume with Selling Shareholders. To the extent permitted by applicable law, the Selling Shareholders also may sell the Shares short and redeliver the Shares to close out such short positions.

     The Selling Shareholders and any broker-dealers who participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any discounts, commissions or similar selling expenses they receive and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. As a result, the Company has informed the Selling Shareholders that Regulation M, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may apply to sales by the Selling Shareholders in the market. The Selling Shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act. The aggregate net proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of such Shares less any discounts, concessions or commissions.

     Each of the Selling Shareholders is acting independently of the Company in making decisions with respect to the timing, price, manner and size of each sale. No broker, dealer or agent has been engaged by the Company in connection with the distribution of the Shares. There is no assurance, therefore, that the Selling Shareholders will sell any or all of the Shares. In connection with the offer and sale of the Shares, the Company has agreed to make available to the Selling Shareholders copies of this Prospectus and any applicable Prospectus Supplement and has informed the Selling Shareholders of the need to deliver copies of this Prospectus and any applicable Prospectus Supplement to purchasers at or prior to the time of any sale of the Shares offered hereby.

     The Shares covered by this Prospectus may qualify for sale pursuant to
Section 4(1) of the Securities Act or Rule 144 promulgated thereunder, and may be sold pursuant to such provisions rather than pursuant to this Prospectus.

     The Company will not receive any proceeds from the sale of the Shares covered by this Prospectus and has agreed to pay all of the expenses incident to the registration of the Shares, other than discounts and selling concessions or commissions, if any, and fees and expenses of counsel for the Selling Shareholders, if any.

                                  LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of such firm as experts in auditing and accounting.

                       WHERE TO FIND MORE INFORMATION

     HA-LO is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room is available by telephone at 1-800-SEC-0330. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Common Stock is listed on the NYSE and such reports, proxy statements and other information also can be inspected at the offices of the NYSE, 20 Broad Street, 17th Floor, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Room of the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "HA-LO 10-K"); (ii) the portions of the Company's Proxy Statement for the Annual Meeting of Shareholders held on May 11, 1999 that have been incorporated by reference into the HA-LO 10-K; (iii) the portions of the Company's 1999 Annual Report to Shareholders that have been incorporated by reference into the HA-LO 10-K; (iv) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; (v) Quarterly Report on Form 10-Q for the quarter ended June 30, 1999; (vi) Quarterly Report on Form 10-Q for the quarter ended September 30, 1999; and (vii) the description of the Common Stock contained in the Registration Statement dated October 20, 1992 filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (excluding exhibits to such information which are not specifically incorporated by reference into such information). Requests for such information should be directed to HA-LO Industries, Inc., 5980 West Touhy Avenue, Niles, Illinois 60714, Attention: Gregory J. Kilrea, Chief Financial Officer, Telephone (847) 647-2300.